Exhibit 99.1

Origin Agritech Limited Reports Unaudited Third Quarter Financial Results
For Three Months Ended June 30, 2013

BEIJING--/PRNewswire/--August 6, 2013--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2013. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

For the third quarter of fiscal 2013, the Company reported revenues of RMB128.3 million (US$20.8 million) compared with RMB269.3 million for the three months ended June 30, 2012. Lower revenues this quarter were mainly due to later sales settlement in the fourth quarter with the distributors for the 2013 selling season.

Deferred revenues were RMB338.4 million (US$54.8 million) as of June 30, 2013 compared with RMB257.3 million on June 30, 2012. Excluding deferred government subsidies of RMB24.9 million, deferred revenues were RMB232.4 million on June 30, 2012. It is expected that the majority of deferred revenues will be recorded on the income statement in the fiscal fourth quarter of 2013.

Deferred revenues mainly reflect the value of Origin’s crop seeds after a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin gives to its customers.

The sum of recognized revenues for the first nine months ended June 30, 2013 and deferred revenues as of June 30, 2013 was RMB516.9 million (US$84.7 million) compared with RMB543.4 million (excluding the deferred government subsidy of RMB 24.9 million) for the same period one year ago. This year-over-year decrease was mainly a result of increasing competition in the corn seed market and unfavorable weather for our Northeast operations.

	As of June 30, 2012	As of June 30, 2013	Year-over-Year Change
Deferred revenues excluding deferred government subsidy (1)	232,446	338,359
9-MonthRevenues (2)	310,986	178,544
(1) + (2)	543,432	516,903	-4.9%

Gross profit for the third quarter of fiscal 2013 was RMB36.9 million (US$6.0 million) compared to RMB54.2 million in the third quarter of fiscal 2012. Gross margin for the third quarter of fiscal 2013 increased to 28.7% from 20.1% for the same period of fiscal 2012. The increase in the gross margin was mainly due to improved cost control adopted since last year.

Total net operating expenses for the three months ended June 30, 2013 were RMB28.4 million (US$4.6 million) compared with RMB30.2 million during the same quarter in fiscal 2012. Specifically, selling and marketing expenses were RMB13.5 million (US$2.2 million) for the third quarter of fiscal 2013 compared with RMB10.3 million a year ago. The increase in expenses was mainly due to higher advertisement expense this quarter. General and administrative expenses were RMB13.6 million (US$2.2 million) compared with RMB12.9 million for the third quarter of fiscal 2012. The increase was mainly due to rising labor cost, partially offset by the cost controls adopted since last year. Research and development expenses increased by 22.2% year-over-year to RMB10.0 million (US$1.6 million) from RMB8.2 million for the third quarter of 2012, mainly due to higher compensation for the research staff and the hiring of additional research personnel.

Income from operations for the third quarter of fiscal 2013 amounted to RMB8.4 million (US$1.4 million) compared with RMB24.1 million for the same quarter in fiscal 2012.

Net income attributable to Origin for the third quarter of fiscal 2013 was RMB6.1 million (US$1.0 million), or RMB0.26 (US$0.04) per basic and diluted share, compared with a net income of RMB25.4 million, or RMB1.1 per basic and diluted share during the same quarter one year ago.

BALANCE SHEET

As of June 30, 2013, cash and cash equivalents were RMB132.0 million (US$21.4 million) and shareholders' equity attributable to the Company was RMB215.5 million (US$34.9 million). The Company had short-term loans of RMB105.4 million (US$17.1 million) and long-term borrowing of RMB58.8million (US$9.5 million). Short-term loans were mainly for working capital, while long-term borrowing was used for the Xinjiang Origin corn seed production facilities. Advances from customers were RMB337.4 million (US$54.6 million) as of June 30, 2013.

In February 2013, the board of directors approved a share repurchase program for open market and negotiated transactions for a 12 month period in the amount of $5 million, under which 365,332 shares were bought in the NASDAQ market as of June 30, 2013, in compliance with US securities laws.

About Origin

Founded in 1997 and headquartered in the Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This press release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, forward-looking statements can be identified by terminologies such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negation of these terms or other comparable terminologies. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of the forward-looking statements herein. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended June 30,
	2012	2013
	RMB	RMB	US$

Revenues	269,319	128,337	20,771
Cost of revenues	(215,102)	(91,465)	(14,803)

Gross profit	54,217	36,872	5,968

Operating expenses:
Selling and marketing	(10,301)	(13,475)	(2,181)
General and administrative	(12,860)	(13,558)	(2,194)
Research and development	(8,206)	(10,028)	(1,623)
Other operating income (expenses), net	1,208	8,627	1,396
Total operating expenses, net	(30,159)	(28,434)	(4,602)

Income from operations	24,058	8,438	1,366
Interest expense	(1,308)	(4,720)	(764)
Share of net income of equity investments	721	(649)	(105)
Interest income	504	974	157

Income before income tax expense	23,975	4,043	654
Income tax expense:
Current	(31)	(972)	(157)
Deferred	-	-	-
Income tax expense	(31)	(972)	(157)

Net income	23,944	3,071	497
Less: Net income (loss) attributable to the non-controlling interests	(1,500)	(3,054)	(494)

Net income attributable to Origin Agritech Limited	25,444	6,125	991

Other comprehensive income
Net income	23,944	3,071	497
Foreign currency translation difference	624	891	144
Comprehensive income	24,568	3,962	641

Less: Comprehensive income (loss) attributable to non-controlling interests	(1,500)	(3,054)	(494)
Comprehensive income attributable to Origin Agritech Limited	26,068	7,016	1,135

Net income per share – basic	1.09	0.26	0.04

Net income per share – diluted	1.09	0.26	0.04

Shares used in calculating basic net income per share	23,382,812	23,199,700	23,199,700

Shares used in calculating diluted net income per share	23,382,812	23,241,541	23,241,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	Jun 30	September 30	Jun 30
	2012	2012	2013	2013
	RMB	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	194,200	152,789	131,999	21,364
Accounts receivable	11,360	7,065	8,260	1,337
Dividend receivable	2,100	-	-	-
Due from related parties	2,207	2,082	2,000	324
Advances to suppliers	14,362	7,802	18,745	3,034
Advances to growers	56,294	88,194	48,026	7,773
Inventories	385,631	282,544	591,322	95,703
Income tax recoverable	2,110	2,159	1,163	188
Other current assets	15,387	16,407	7,146	1,157
Total current assets	683,651	559,042	808,661	130,880
Land use rights, net	32,249	32,318	31,739	5,137
Plant and equipment, net	298,806	317,085	346,171	56,026
Equity investments	22,154	22,433	21,594	3,495
Goodwill	11,973	11,973	11,973	1,938
Acquired intangible assets, net	26,790	25,585	24,343	3,940
Deferred income tax assets	3,028	1,755	1,755	284
Other assets	2,384	5,246	3,468	561
Total assets	1,081,035	975,437	1,249,704	202,261
Liabilities and equity
Current liabilities:
Short-term borrowings	39,000	35,000	97,440	15,770
Current portion of long-term borrowings		4,000	8,000	1,295
Accounts payable	13,488	5,031	13,691	2,216
Due to growers	9,685	4,304	7,605	1,231
Due to related parties	12,150	2,769	16,766	2,714
Advances from customers	365,758	435,044	337,382	54,604
Deferred revenues	257,346	23,243	338,359	54,762
Income tax payable	39,060	39,060	39,060	6,322
Other payables and accrued expenses	41,606	56,744	46,501	7,526
Total current liabilities	778,093	605,195	904,804	146,440
Long-term borrowings	30,000	35,000	58,828	9,521
Other long-term liabilities	-	21,810	20,805	3,367
Total liabilities	808,093	662,005	984,437	159,328

Shareholders’ equity: Preferred stock (no par value; 1,000,000 shares authorized, none issued)
Common stock (no par value; 60,000,000 shares authorized, 23,382,812, 23,382,812 and 23,141,980 shares issued and outstanding as of June 30, 2012, September 30, 2012 and June 30, 2013 respectively)	-	-
Additional paid-in capital	397,265	397,671	399,188	64,607
Retained deficit	(145,630)	(100,967)	(145,672)	(23,577)
Treasury stock at cost (498,851 and 864,183 shares as of June 30 and September 30, 2012; and June 30, 2013, respectively)	(29,377)	(29,377)	(33,314)	(5,392)
Accumulated other comprehensive loss	(4,906)	(6,280)	(4,699)	(759)
Total Origin Agritech Limited shareholders' equity	217,352	261,047	215,503	34,879
Non-controlling interests	55,590	52,385	49,764	8,054
Total equity	272,942	313,432	265,267	42,933
Total liabilities and equity	1,081,035	975,437	1,249,704	202,261

CONTACT:
Origin Agritech Limited
James Chen,
Chief Financial Officer
james.chen@originseed.com.cn

Grayling

Shiwei Yin, 646-284-9474

shiwei.yin@grayling.com